

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2022

Bob McKague
EVP, General Counsel and Chief Compliance Officer
Tricida, Inc.
7000 Shoreline Court
Suite 201
South San Francisco, CA 94080

   Re: Tricida, Inc.
     Registration Statement on Form S-3
     Filed May, 10, 2022
     File No. 333-264835

Dear Mr. McKague:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jessica Ansart at 202-551-4511 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Geoffrey Levin